OMV

News Release

May 2, 2002

www.omv.com

OMV
Annual General Meeting on May 24, 2002

We are pleased to provide the information on the ordinary Annual General Meeting 2001 of OMV Aktiengesellschaft for your attention (including the announcements in the official gazette of the Wiener Zeitung).

The **Annual General Meeting** will be held on **May 24, 2002** in the AUSTRIA CENTER VIENNA (ACV), Bruno-Kreisky-Platz 1, A 1220 Vienna, at 10.30 am. The ACV can be reached by using the subway line U1, station Vienna International Center, exit Schüttaustraße. In case you arrive with your car, you can use the car park facility free of charge.

Further details, e.g. depositary process, voting card, etc. are enclosed herewith. Our Annual Report 2001 is either available at your bank or you will receive your personal copy by mail.

This year's **stockholder site visit** will show your the operations of our chemicals subsidiary Agrolinz Melamin GmbH in Linz. The following dates are offered:

Tuesday, June 11, or September 10, 2002
Thursday, June 20, or September 26, 2002

If you are attending the Annual General Meeting you can immediately register at the OMV information desk. If you are unable to come, please call Ms Schemerka (+43 1) 404 40-21666 or send an e-mail to marietta.schemerka@omv.com from May 27 onwards.

If we can be of any further assistance, please do not hesitate to call our Investor Relations Team at +43 1 404 40-21324 or 21622.

Yours sincerely,

Wolfgang Ruttenstorfer
Chief Executive Officer

David C. Davies
Chief Financial Officer

OMV Aktiengesellschaft
Translation of the announcement in the Wiener Zeitung on May 2, 2002

Invitation to the Annual General Meeting (AGM), which will take place on May 24, 2002, at 10.30 am, at the AUSTRIA CENTER VIENNA, in A 1220 Vienna, Bruno-Kreisky-Platz 1.

Agenda

1.) Submission of the 2001 Financial Statements of OMV Aktiengesellschaft, the Directors' Report of OMV Aktiengesellschaft, the Consolidated Financial Statements including the Directors' Report of the OMV Group as well as the Report of the Supervisory Board
2.) Resolution on the distribution of dividends
3.) Resolution on the discharge of the members of the Executive Board and the Supervisory Board for 2001
4.) Resolution on the remuneration of the members of the Supervisory Board for the business year 2001
5.) Appointment of the Chartered Accountants for the business year 2002
6.) Changes in the Supervisory Board
7.) Resolution according to section 65 para 1 no. 4 and no. 8 and para 1 a of the Austrian Stock Corporation Act (Aktiengesetz) authorizing the Executive Board to buy back shares for the purpose of dedicating those shares to the members of the Executive Board as well as to certain senior executives (Leitende Angestellte) of the Company and associated companies. (According to section 159 para 2 no. 3 Austrian Stock Corporation Act a report [in german] about the above is being published in the official Gazette of the Wiener Zeitung and in addition to that made available to the public in the Company's central offices.)

Participation

All shareholders who have deposited their shares at one of the following depositing agencies by the close of business on May 17, 2002 at the latest will be entitled to participate in the AGM to exercise their right to vote and to propose motions.

Depositary banks in Austria:

- Bank Austria AG,
- Creditanstalt AG,
- Raiffeisen Zentralbank Österreich AG,
- Erste Bank der oesterr. Sparkassen AG,
- Bank für Arbeit und Wirtschaft AG,
- Österreichische Volksbanken-AG,
- Österreichische Postsparkasse AG,
- Constantia Privatbank AG

as well as

- all main branches of domestic banks,
- every notary public and
- the Company

In Germany:

- Dresdner Bank AG,
- Deutsche Bank AG,
- Bayerische Hypo- und Vereinsbank AG,
- Bayerische Landesbank Girozentrale,
- BHF-BANK AG,
- Commerzbank AG,
- DZ BANK Deutsche Zentral-Genossenschaftsbank AG,
- Merck Finck & Co. Privatbankiers,
- Westdeutsche Landesbank Girozentrale

In Switzerland:

- SWISS BANK CORP., Basel

Shareholders are requested to carry out the deposit process via their depositary banks at the depositing agencies. The deposit is also deemed to be made in accordance with the rules if the share certificates are put in custody with the approval of a depositing agency at any other financial institution until the end of the AGM.

The deposit confirmation by the depositing agency will be submitted to the Company either in its original form or a certified copy no later than one working day after the last day of the depositing term.

The Company's share capital is divided into 27,000,000 no par value shares. Until the due exchange against corresponding documents for no par value shares, every ATS 100 (one hundred Austrian schillings) face amount of the par value shares in circulation at present shall represent one no par value share. Shares still in circulation with a nominal value of ATS 1,000 will be admitted to the AGM until their exchange and will hold their voting right and the profit right, in the course of which every par value share at the nominal value of ATS 1,000 shall represent ten no par value shares.

For the avoidance of further inquiries, the depositing agencies are requested to indicate the number of shares and the number of voting rights on the voting cards or the confirmation of depositing in accordance with the above mentioned regulation at the occasion of issuing the voting cards or deposit certificates.

According to article 23 para 6 of the Articles of Association of the Company, the dividend as resolved by the AGM, shall become payable thirty days after the resolution of the AGM, unless differently decided upon. The respective dividend announcement will be made on May 28, 2002.

The Executive Board

OMV Aktiengesellschaft

REPORT due to section 95 para 6 and section 159 para 2 no. 3 of the Austrian Stock Corporation Act *(Aktiengesetz)*

Stock options

After obtaining the necessary legal authorization, OMV plans to acquire shares of the Company that will be offered to members of the Executive Board of OMV Aktiengesellschaft and certain senior executives of OMV Aktiengesellschaft and associated companies in the form of stock options as part of a long-term incentive plan (LTI plan).

The stock option plan 2002 is part of this LTI plan, which has the objective of the long-term, substantial participation of the management in the success of the company, in order to orient the management more strongly towards the objectives of the shareholders, and to open up the possibility of participating in the success of the Company when the stock price increases.

At that time the group of participants consists of 36 persons (the maximum is 40).

Preconditions for participating is a required investment in OMV shares, which amounts to a maximum of EUR 60,000 for the Executive Board and to a maximum of EUR 20,000 for the senior executives. An investment in the amount of 25, 50 or 75% of this value can also be made. The number of shares awarded for the investment is based on the average closing price of the OMV stock on the Vienna Stock Exchange for the month of May 2002.

Each participant will be awarded 10 options for each share calculated on this basis.

The stock options are valid from July 1, 2002 to June 1, 2007. They are subject to a two-year blocking period, which means that they cannot be exercised before July 1, 2004. The exercise of the option is only possible 20 trading days after a quarterly report of the OMV Group ("exercise window"). The required investment must still be present in order for the participant to exercise the stock options.

The condition for the exercise of the stock options is an increase of the price of the OMV stock by at least 15% over the average price for the month of May 2002. This is also the exercise price for the stock options. Participation in the LTI plan is an individual right, non-transferable and may only be personally exercised by the plan participants.

Based on the stock option plans 2000 and 2001 options on the OMV shares to the amount of 6,018 shares were granted to senior executives and 897 stock each were granted to Messrs. Peyrer-Heimstätt, Roiss, Ruttenstorfer and Schenz, which are entitling them to subscribe to OMV stock in a proportion of 1:10 after the blocking period and subject to the reaching of the plan threshold. Up to now no options are exercised as blocking periods are unexpired.

On the basis of a proportion of 1:10 the assumption of a maximum investment of all entitled participants and an average price of the OMV stock on the Vienna Stock Exchange in the month of May 2002 of EUR 100 per share, amounts to a maximum number of 84,000 stock options that can be granted within the framework of the LTI plan (the assumption of EUR 100 was used for demonstration purposes). Within this maximum amount, there is a need to back the LTI plan with the Company's own shares to be acquired by OMV Aktiengesellschaft. To cover this calculated demand, OMV will acquire treasury stock in the amount of maximum 60,000, which corresponds to approximately 0.2% of the capital stock.

Vienna, May 2, 2002

The Supervisory Board of OMV Aktiengesellschaft	The Executive Board of OMV Aktiengesellschaft